UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DIANTHUS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

252828 108

(CUSIP Number)

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111
(415) 393-8373
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

1	NAME OF REPORTING PERSON Viridian, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,090,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,090,283
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.72%(1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 29,346,760 shares of Common Stock as of March 14, 2024 reported as outstanding on the Company’s Annual Report on Form 10-K filed on March 21, 2024 (the “10-K”). The 10-K reported a significant increase in shares outstanding resulting in the reduced percentage of beneficial ownership reported herein.

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 21, 2023 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Person with respect to the common stock, $0.001 par value (“Common Stock”), of Dianthus Therapeutics, Inc. (the “Company”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 7 Times Square, 43rd Floor, New York, NY 10036.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Viridian, LLC (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 203 Crescent Street, Bldg. #17, Suite #102B, Waltham, MA 02453.

(c)	The principal business of the Reporting Person is to own, manage, hold for investment, encumber, sell, dispose of and otherwise realize the economic benefit from its investments and activities in the biotechnology sector.

(d)(e)	During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 29,346,760 shares of Common Stock as of March 14, 2024 reported as outstanding on the 10-K. The Reporting Person’s securities consist of 1,090,283 shares of Common Stock.

The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on March 14, 2024. Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement as of September 12, 2024.

VIRIDIAN, LLC

By:	/s/ Peter Harwin
Peter Harwin
Member and Co-Manager